UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACCURIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00439T107

(CUSIP Number)

Robert E. Davis

Richard E. Maybaum

Cetus Capital, LLC

Littlejohn Fund III, L.P.

Littlejohn Associates III, L.L.C.

Cetus Capital II, LLC

Littlejohn Fund IV, L.P.

Littlejohn Associates IV, L.L.C.

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

Littlejohn Opportunities GP LLC

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Louis Lehot, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

November 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.79% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.79% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.79% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,058,188

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,058,188

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,058,188

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.45% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,058,188

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,058,188

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,058,188

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.45% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,058,188

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,058,188

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,058,188

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.45% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 759,212

	8	Shared Voting Power 0

	9	Sole Dispositive Power 759,212

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 759,212

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.60% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 314,558

	8	Shared Voting Power 0

	9	Sole Dispositive Power 314,558

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 314,558

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.66% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,073,770

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,073,770

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,770

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.27% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Robert E. Davis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,365

	8	Shared Voting Power 0

	9	Sole Dispositive Power 74,365

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,365

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.157% (1)

14	Type of Reporting Person IN

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Richard E. Maybaum

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,650

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,650

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,650

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.018% (1)

14	Type of Reporting Person IN

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Accuride Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7140 Office Circle, Evansville, Indiana 47715.

Item 2.	Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital, LLC, a Delaware limited liability company (“Cetus”), is a single member LLC whose only member is Littlejohn Fund III, L.P., a Delaware limited partnership (“Littlejohn Fund III”), and whose manager is Littlejohn & Co., LLC, a Delaware limited liability company.

(ii) Littlejohn Fund III, L.P., whose general partner is Littlejohn Associates III, L.L.C., a Delaware limited liability company (“Littlejohn Associates III”).

(iii) Littlejohn Associates III.

(iv) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership (“Littlejohn Fund IV”), and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(v) Littlejohn Fund IV, L.P., whose general partner is Littlejohn Associates IV, L.L.C., a Delaware limited liability company (“Littlejohn Associates IV”).

(vi) Littlejohn Associates IV.

(vii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“Littlejohn Opportunities GP”).

(viii) SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(ix) Littlejohn Opportunities GP.

(x) Robert E. Davis.

(xi)  Richard E. Maybaum.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus, Cetus II, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.  Littlejohn Fund III and Littlejohn Fund IV are principally engaged in the business of investing and managing private equity investments.  The principal business of Littlejohn Associates III is to act as the general partner of Littlejohn Fund III.  The principal business of Littlejohn Associates IV is to act as the general partner of Littlejohn Fund IV.  The principal business of Littlejohn Opportunities GP is to act as the general partner of Littlejohn Opportunities Master Fund and SG Distressed Fund. Robert E. Davis and Richard E. Maybaum are the portfolio managers for Cetus, Cetus II, Littlejohn Opportunities Master Fund and SG Distressed Fund.

(d) – (e)  During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus and Cetus II are Delaware limited liability companies. Littlejohn Fund III and Littlejohn Fund IV are Delaware limited partnerships. Littlejohn Associates III and Littlejohn Associates IV are Delaware limited liability companies.  Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  Littlejohn Opportunities GP is a Delaware limited liability company. SG Distressed Fund is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases or through the conversion of converible notes acquired in private placement transactions, in all cases using internally generated funds of Cetus.  No funds or consideration were borrowed or obtained for the purpose of acquiring the Shares.  A total of approximately $35,604,414.03 was paid for the Shares acquired by the Reporting Persons and reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired and continue to hold the Shares reported in this Schedule 13D for investment purposes and in pursuit of their investment objectives. The Reporting Persons continuously evaluate, among many other things, the Issuer’s business, results of operations, financial condition, capitalization, management and corporate governance, as well as general economic conditions, the securities markets in general, and the markets for the Shares in particular, and the Reporting Person continuously evaluate their investments in the Shares and other investment opportunities available to them.

Depending upon the Reporting Persons’ continued evaluation of the Issuer, the Reporting Persons may, among other things, (i) acquire additional securities of the Issuer and/or dispose of some or all of the Shares that the Reporting Persons currently hold, (ii) engage in active discussions with the Issuer’s management and members of the Issuer’s board of directors with respect to actions that might be taken by the Issuer to enhance stockholder value for all of the Issuer’s stockholders, (iii) communicate with other stockholders of the Issuer regarding the management, operation, financing and corporate governance of the Company and/or (iv) take such other actions as the Reporting Persons may determine from time to time. Any such actions will depend upon a variety of factors that the Reporting Persons may deem material or relevant from time to time.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Bond Short Sale Transactions

On October 15, 2012, certain of the Reporting Persons executed open market transactions in which they sold short an aggregate of $2,000,000 face value of the Issuer’s 9.5% senior secured notes due 2018 for an aggregate net sales price of $2,015,639.  Pursuant to these short sale transactions, the Reporting Persons will be obligated to purchase $2,000,000 face value of the Issuer’s 9.5% senior secured notes due 2018 in the future.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of August 1, 2012, the number of shares of the Issuer’s common stock outstanding was 47,385,314 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012.  As of the date hereof, the Reporting Persons are the beneficial owners of 6,957,196 Shares, which constitutes 14.68% of the Issuer’s outstanding shares of common stock.  Each of Cetus, Littlejohn Fund III and Littlejohn Associates III has the sole power to vote and sole power to dispose of 2,742,223 Shares.  Each of Cetus II, Littlejohn Fund IV and Littlejohn Associates IV has the sole power to vote and sole power to dispose of 3,058,188 Shares.  Each of Littlejohn Opportunities Master Fund and Littlejohn Opportunities GP has the

sole power to vote and sole power to dispose of 759,212 Shares.  Each of SG Distressed Fund and Littlejohn Opportunities GP has the sole power to vote and sole power to dispose of 314,558 Shares.  Robert E. Davis has the sole power to vote and the sole power to dispose of 74,365 Shares.  Richard E. Maybaum has the sole power to vote and the sole power to dispose of 8,650 Shares.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) The Reporting Persons conducted 96 open market purchases or sales in the ordinary course of business within the past 60 days as set forth in the table attached below.

TradeDate	Fund	Common Stock Acquired/(Sold)	Price Per Share($)
9/13/2012	Cetus Capital II, LLC	60,252	5.2072
9/13/2012	Richard E. Maybaum	200	5.15
9/13/2012	Littlejohn Opportunities Master Fund L.P.	6,494	5.2072
9/13/2012	SG Distressed Fund, LP	5,412	5.2072
9/18/2012	Cetus Capital II, LLC	6,406	5.0231
9/18/2012	Littlejohn Opportunities Master Fund L.P.	690	5.0231
9/18/2012	Robert E. Davis	10,000	5.00
9/18/2012	Richard E. Maybaum	200	5.10
9/18/2012	Richard E. Maybaum	200	5.05
9/18/2012	Richard E. Maybaum	200	5.00
9/18/2012	Richard E. Maybaum	200	4.98
9/18/2012	Robert E. Davis	800	4.999
9/18/2012	Robert E. Davis	5,000	5.019
9/18/2012	SG Distressed Fund, LP	575	5.0231
9/19/2012	Cetus Capital II, LLC	923	4.8477
9/19/2012	Littlejohn Opportunities Master Fund L.P.	221	4.8477
9/19/2012	SG Distressed Fund, LP	156	4.8477
9/19/2012	Richard E. Maybaum	200	4.95
9/19/2012	Richard E. Maybaum	300	4.85
9/19/2012	Cetus Capital II, LLC	(2,822)	4.9742
9/19/2012	Littlejohn Opportunities Master Fund L.P.	(491)	4.9742
9/19/2012	SG Distressed Fund, LP	(287)	4.9742
9/19/2012	Cetus Capital II, LLC	35,500	4.85
9/19/2012	Littlejohn Opportunities Master Fund L.P.	8,500	4.85
9/19/2012	SG Distressed Fund, LP	6,000	4.85
9/20/2012	Littlejohn Opportunities Master Fund L.P.	(427)	4.7828
9/20/2012	SG Distressed Fund, LP	(252)	4.7828
9/20/2012	Robert E. Davis	4,300	4.79
9/20/2012	Robert E. Davis	700	4.7799
9/20/2012	Richard E. Maybaum	200	4.80
9/20/2012	Richard E. Maybaum	200	4.78
9/20/2012	Littlejohn Opportunities Master Fund L.P.	4,590	4.8103

9/20/2012	Cetus Capital II, LLC	19,168	4.8103
9/20/2012	SG Distressed Fund, LP	3,240	4.8103
9/20/2012	Cetus Capital II, LLC	(2,421)	4.7828
9/21/2012	Cetus Capital II, LLC	568	4.78
9/21/2012	Richard E. Maybaum	200	4.78
9/21/2012	Richard E. Maybaum	200	4.75
9/21/2012	SG Distressed Fund, LP	96	4.78
9/21/2012	Littlejohn Opportunities Master Fund L.P.	136	4.78
10/8/2012	SG Distressed Fund, LP	377	4.6559
10/8/2012	Cetus Capital II, LLC	2,232	4.659
10/8/2012	Littlejohn Opportunities Master Fund L.P.	535	4.6559
10/9/2012	Cetus Capital II, LLC	710	4.57
10/9/2012	Littlejohn Opportunities Master Fund L.P.	170	4.57
10/9/2012	SG Distressed Fund, LP	120	4.57
10/10/2012	Cetus Capital II, LLC	2,433	3.1322
10/10/2012	SG Distressed Fund, LP	411	3.1322
10/10/2012	Cetus Capital II, LLC	56,800	3.11
10/10/2012	Littlejohn Opportunities Master Fund L.P.	13,600	3.11
10/10/2012	SG Distressed Fund, LP	9,600	3.11
10/10/2012	Littlejohn Opportunities Master Fund L.P.	582	3.1322
10/11/2012	SG Distressed Fund, LP	7,706	3.2543
10/11/2012	Cetus Capital II, LLC	45,593	3.2543
10/11/2012	Littlejohn Opportunities Master Fund L.P.	10,916	3.2543
10/11/2012	Cetus Capital II, LLC	95,850	3.2548
10/11/2012	SG Distressed Fund, LP	16,200	3.2548
10/11/2012	Littlejohn Opportunities Master Fund L.P.	22,950	3.2548
10/12/2012	Cetus Capital II, LLC	71,000	3.009
10/12/2012	Littlejohn Opportunities Master Fund L.P.	17,000	3.009
10/12/2012	SG Distressed Fund, LP	12,000	3.009
10/12/2012	Cetus Capital II, LLC	12,141	3.0631
10/12/2012	Littlejohn Opportunities Master Fund L.P.	2,907	3.0631
10/12/2012	SG Distressed Fund, LP	2,052	3.0631
10/16/2012	Richard E. Maybaum	100	3.01
10/16/2012	Richard E. Maybaum	400	3.0099
10/16/2012	Richard E. Maybaum	200	2.99
10/17/2012	Robert E. Davis	10,000	2.99
10/19/2012	SG Distressed Fund, LP	357	2.8724
10/19/2012	Cetus Capital II, LLC	1,281	2.8724
10/19/2012	Littlejohn Opportunities Master Fund L.P.	462	2.8724
10/22/2012	Cetus Capital II, LLC	21,960	2.9225
10/22/2012	Littlejohn Opportunities Master Fund L.P.	7,920	2.9225

10/22/2012	SG Distressed Fund, LP	6,120	2.9225
10/22/2012	Cetus Capital II, LLC	30,500	2.91
10/22/2012	Littlejohn Opportunities Master Fund L.P.	11,000	2.91
10/22/2012	SG Distressed Fund, LP	8,500	2.91
10/23/2012	Littlejohn Opportunities Master Fund L.P.	3,740	2.8232
10/23/2012	Cetus Capital II, LLC	10,370	2.8232
10/23/2012	SG Distressed Fund, LP	2,890	2.8232
10/24/2012	Cetus Capital II, LLC	9,479	2.7219
10/24/2012	Littlejohn Opportunities Master Fund L.P.	3,419	2.7219
10/24/2012	SG Distressed Fund, LP	2,642	2.7219
10/26/2012	Littlejohn Opportunities Master Fund L.P.	91	2.65
10/26/2012	SG Distressed Fund, LP	70	2.65
10/26/2012	Cetus Capital II, LLC	253	2.65
10/27/2012	Robert E. Davis	30,800	4.60
11/1/2012	Cetus Capital II, LLC	3,289	2.6347
11/1/2012	Littlejohn Opportunities Master Fund L.P.	946	2.6347
11/1/2012	SG Distressed Fund, LP	271	2.6347
11/2/2012	Cetus Capital II, LLC	30,270	2.3861
11/2/2012	Littlejohn Opportunities Master Fund L.P.	8,708	2.3861
11/2/2012	SG Distressed Fund, LP	2,488	2.3861
11/2/2012	Cetus Capital II, LLC	1,600,816	2.4329
11/2/2012	Littlejohn Opportunities Master Fund L.P.	460,509	2.4329
11/2/2012	SG Distressed Fund, LP	131,574	2.4329

Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see the disclosure above in Item 4 under the heading “Bond Short Sale Transactions”.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Persons, or any other person or entity controlled by any Reporting Person, or any person or entity for which any Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012	s/ Robert E. Davis
Robert E. Davis

Dated: November 13, 2012	s/ Richard E. Maybaum
Richard E. Maybaum

Dated: November 13, 2012	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., manager
By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	Littlejohn Fund III, L.P.

By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	Littlejohn Associates III, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	Littlejohn Associates IV, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	SG Distressed Fund, LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 13, 2012	Littlejohn Opportunities GP LLC

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.